UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ares Capital Corporation

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

04010L-10-3

(CUSIP Number)

Kevin A. Frankel, General Counsel
Ares Partners Management Company LLC
1999 Avenue of the Stars, Suite 1900, Los Angeles, CA 90067
(310) 201-4200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04010L-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management LLC 01-0605583

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 666,667

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 666,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Management, Inc. 01-0605573

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 666,667

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 666,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC 01-0605009

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 666,667

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 666,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Antony P. Ressler ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 666,667

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 666,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 6.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13-D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ares Capital Corporation (the “Issuer”), a Maryland corporation.  The address of the Issuer’s principal executive offices is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

Item 2.	Identity and Background

This statement is filed on behalf of: (i) Ares Management LLC, a Delaware limited liability company (“Management LLC”); (ii) Ares Management, Inc., a Delaware corporation (“Management Inc.”); (iii) Ares Partners Management Company LLC, a Delaware limited liability company (“Partners,” together with Management LLC and Management Inc., the “Ares Entities”); and (iv) Antony P. Ressler (the “Controlling Person,” together with the Ares Entities, the “Reporting Persons”).

The principal business of Management LLC is managing investment funds.  Management Inc. and Partners are the members of Management LLC.  The principal business of Partners is to serve as a member of Management LLC and as the sole stockholder of Management Inc.  The principal business of Management Inc. is to serve as the manager of Management LLC.   The name of executive officers and directors of Management Inc. are set forth on Appendix A to Item 2, which is incorporated herein by reference.  The Controlling Person is the manager of Partners and the principal occupation of the Controlling Person is to act as the manager of Partners.  The Controlling Person is principally engaged in the business of investment management through his interests and capacities in the Ares Entities.

The principal business address of each of the Reporting Persons and each of persons referred to in Appendix A to Item 2 is 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

None of the Reporting Persons nor any of the persons referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of the persons referred to in Appendix A to Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The funds for the purchase of the Shares (as defined below) acquired by Management LLC, as more fully described in Item 4 hereof, were obtained from the general working capital of the Ares Entities.

Item 4.	Purpose of Transaction

On April 16, 2004, the Issuer was formed as a Maryland corporation.  On June 23, 2004, 100 shares of Common Stock were issued to Ares Capital Management LLC, a Delaware limited liability company (the “Adviser”), as the sole stockholder of the Issuer at an aggregate purchase price of $1,500.  On August 24, 2004, the Issuer issued an additional 16,667 shares of Common Stock to the Adviser for an aggregate purchase price of $250,005.  On September 28, 2004, the Issuer issued an additional 50,000 shares of Common Stock to Management LLC for an aggregate purchase price of $750,000.  On September 30, 2004, the Adviser transferred 16,767 shares of Common Stock to Management LLC pursuant to a stock assignment separate from certificate, such that Management LLC owned all of the 66,767 shares issued prior to the IPO (the “Pre IPO Shares”).

In connection with the Issuer’s initial public offering, which closed on October 8, 2004, the Issuer sold an aggregate of 11,000,000 shares of Common Stock to a syndicate of underwriters in a firm commitment underwritten offering, not including 1,650,000 shares which may be sold to the underwriters upon the exercise of the underwriters’ over-allotment option.  The Reporting Persons purchased an aggregate of 599,900 shares of Common Stock (the “IPO Shares,” together with the Pre IPO Shares, the “Shares”) for an aggregate purchase price of approximately $8,998,500.  The Shares reported herein were acquired for investment purposes.  Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.   The Reporting Persons review on a continuing basis the investment in the Issuer.  Based on such review, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Item 5.	Interest in Securities of the Issuer

(a)         Management LLC directly beneficially owns an aggregate of 666,667 shares of Common Stock, representing approximately 6.0% of the shares of Common Stock outstanding as of October 8, 2004 (assuming that the underwriters do not exercise the over-allotment option).  Management Inc. may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Management LLC.  Partners may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Management Inc. and Management LLC.  The Controlling Person may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Partners, Management Inc. and Management LLC.  Each of the Controlling Person, Partners and Management Inc. disclaims beneficial ownership of the Shares and the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Shares.

(b)        As of October 8, 2004: (i) Management LLC directly has the power to vote, direct the vote, dispose and direct the disposition of 666,667 shares of Common Stock; (ii) Management Inc. indirectly has the power to vote, direct the vote, dispose of and direct the disposition of 666,667 shares of Common Stock; (iii) Partners indirectly has the power to vote, direct the vote, dispose of and direct the disposition of 666,667 shares of Common Stock; and (iv) the Controlling Person indirectly has the power to vote, direct the vote, dispose of and direct the disposition of 666,667 shares of Common Stock.

(c)         Except for the information set forth, or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons nor any of the persons referred to in Appendix A to Item 2 has effected any transaction relating to the Shares during the past 60 days.

(d)        Each of the members of Partners (other than the Controlling Person) have the right to receive dividends from, or proceeds from the sale of, investments by the Ares Entities, including the Shares, in accordance with their membership interests in Partners.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The assets held by the Ares Entities, including the Shares, may be pledged from time to time in the ordinary course as collateral security for existing indebtedness of the Ares Entities.  No such activity is expected to have any effect on the beneficial ownership of the Shares.

In connection with the initial public offering, on October 8, 2004, each of Management LLC and Controlling Person entered into a lock-up agreement with the underwriters whereby such person agreed that, during a period of 180 days from October 5, 2004, such person will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the such person or with respect to which such person has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.  The underwriters have agreed that Management LLC may pledge shares of Common Stock owned by Management LLC in one or more bona fide lending transactions.

Reference is made to the form of Lock-Up Agreement described in Item 6, which is included as Exhibit 1, respectively, and is incorporated by reference herein and the description herein of such agreement is qualified in its entirety by reference to such agreement.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Form of Lock-up Agreement
Exhibit 2	Joint Filing Agreement, dated as of October 15, 2004, by and among Management LLC, Management Inc., Partners and the Controlling Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2004	ARES MANAGEMENT LLC

	BY:	ARES MANAGEMENT INC.

	BY:	ARES PARTNERS MANAGEMENT COMPANY LLC, AS MANAGING MEMBER

/s/ Antony P. Ressler
	By:	Antony P. Ressler
	Its:	Manager

ARES MANAGEMENT, INC.

	BY:	ARES PARTNERS MANAGEMENT COMPANY LLC, AS SOLE STOCKHOLDER

/s/ Antony P. Ressler
	By:	Antony P. Ressler
	Its:	Manager

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Antony P. Ressler
	By:	Antony P. Ressler
	Its:	Manager

/s/ Antony P. Ressler
Antony P. Ressler

APPENDIX A

The name and present principal occupation of each director and executive officer of Management Inc. is set forth below.  The principal business of the Ares Entities is investment management. To the knowledge of the Reporting Persons, all the directors and executive officers listed on this Appendix A are United States citizens.

Name (and Title at Management Inc.)	Principal Occupation

Antony P. Ressler (Director and President)	Managing Partner of Ares Partners Management Company LLC
David Sachs (Director)	Partner of Ares Partners Management Company LLC
Bennett Rosenthal (Vice President)	Partner of Ares Partners Management Company LLC
Jeff Serota (Vice President)	Partner in the Private Equity Group of the Ares Entities
Eric Beckman (Vice President)	Partner in the Private Equity Group of the Ares Entities
Kevin Frankel (Vice President)	General Counsel of Ares Management LLC

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 1	Form of Lock-up Agreement

Exhibit 2	Joint Filing Agreement, dated as of October 15, 2004, by and among Management LLC, Management Inc., Partners and the Controlling Person.